

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2022

Sal Gilbertie
Chief Executive Officer
Teucrium Commodity Trust
c/o Teucrium Trading, LLC
Three Main Street
Suite 215
Burlington, VT 05401

> **Re: Teucrium Commodity Trust**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed June 2, 2022**
> **File No. 333-256339**

Dear Mr. Gilbertie:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 20, 2022 letter.

Amended Form S-1 filed June 2, 2022

General

1. Refer to your response to comment 8. Please provide us with copies of the comments issued in the NFA's initial review and your responses. Additionally, tell us tell whether, to your knowledge, there will be any further NFA review and if so the anticipated time frame.

2. Refer to your response to comment 10. Please disclose the substance of your response,

including that if a bitcoin futures contract has closed at its price fluctuation limit, that limit price will be the daily settlement price that the CME publishes, which the Fund will use to price its shares on that day. Also explain how the Fund would value its bitcoin futures holdings in the event the CME halted trading in bitcoin futures contracts for other reasons, for example if trading were halted for an entire trading day or several trading days.

Cover Page

3.   Refer to your response to comment 11. Please disclose that the initial Authorized Purchaser is an underwriter here and in the first paragraph on page 34. We note in this regard that shares comprising creation baskets are purchased by authorized purchasers for sale to the public. Alternatively, provide your legal analysis why the initial Authorized Purchaser is not an underwriter as defined in Section 2(a)(11) of the Securities Act.

4.   Refer to your response to comment 2. Please clarify on the cover page Hashdex's role including that Hashdex has no responsibility for the investment or management of the Fund's portfolio or for the overall performance or operation of the Fund. Additionally, please file all material agreements with Hashdex as exhibits to your registration statement, including the Support Agreement and any other agreements evidencing Hashdex's responsibility as Digital Asset Adviser. Ensure that all material terms of these agreements are disclosed in the prospectus. By way of example, explain what obligations of Teucrium will transfer under the Support Agreement, and under what conditions.

5.   Refer to your response to comment 14. Please also disclose here, if true, the potential for movement in the price of the shares between the time an investor places an order to purchase with its broker-dealer and the time of the actual purchase, resulting from the price volatility of Bitcoin Futures Contracts.

The Fund's Investment Objective, page 2

6.   Refer to your response to comment 16. Please also state here that the Benchmark value will be disseminated once every 15 seconds during the core trading session.

The Fund's Investment Strategies, page 3

7.   Refer to your response to comment 4. Disclose here where ICE Data Indices, LLC will publish the Benchmark and describe what first to expire and second to expire means. Additionally, provide roll-related disclosure regarding the benchmark including:
    •   when the Benchmark rolls from first to expire to second to expire contracts; and
    •   a Benchmark roll schedule and illustrative example of what the Benchmark holdings would be on a particular date.

8.   Refer to your response to comment 34. Please continue to update your roll schedule in subsequent amendments.

Principal Investment Risks of an Investment in the Fund, page 5

9.   Refer to the second bullet point on page 6. Please briefly clarify why it represents a risk to investors that "[t]he Sponsor pays fees and expenses that are incurred regardless of whether it is profitable."

Breakeven Analysis, page 7

10.   Refer to footnote (3). Please clarify the statement that the Sponsor may elect to "pay waive" a portion of these fees and briefly describe the reasons the Sponsor would elect to waive these fees.

What Are the Risk Factors Involved with an Investment in the Fund, page 10

11.   Refer to your response to comment 5. In light of the cautionary language you added to Plan of Distribution, please add a separately-captioned risk factor addressing the possibility that because of current or future brokerage policies regarding bitcoin-linked securities, investors could have difficulty selling shares through their brokerage and potentially face restrictions when or how they could trade their shares.

12.   Refer to your response to comment 17. Please add separate risk factors addressing each of the following:
      •   rewards for mining bitcoin are designed to decline over time, which may lessen the incentive for miners to process and confirm transactions on the Bitcoin Network;
      •   fraud, manipulation, security failure or operational problems at bitcoin exchanges that result in a decline in adoption or acceptance of bitcoin; and
      •   scalability as the use of bitcoin expands to a greater number of users.

13.   Refer to your response to comment 21. Please add a separate risk factor addressing the risks presented by the existence of bitcoin "whales" and the concentration in bitcoin ownership.

14.   Refer to your response to comment 31. Please add a separate risk factor describing the risks arising from the Sponsor's lack of prior experience in the crypto asset markets.

15.   Please add a separate risk factor addressing risks from the support agreement, including that some or all of Teucrium's obligations will transfer to Toroso, Tidal, Hashdex, or Victory Capital, and these transferees may not manage the fund in the same manner as Teucrium and may not achieve the investment objective. Also disclose that it is not known when this will occur because the time schedule has not yet been agreed upon.

16.   Please tell us whether the potential outcome of the *Gilbertie* case could pose a risk to investors in the fund. To the extent material, address this risk in the risk factors.

17.   We note that existing or future competing ETFs may have a significantly lower management fee. Please add a risk factor addressing the risks that to the extent you

have relatively higher fees, this could impede growth of the Fund, possibly result in a lower NAV per share, and otherwise pose a material risk to investors.

Correlation Risk, page 12

18.   Refer to your response to comment 20 and the disclosure under Correlation Risk on page 12. Please address the risk of potential differences between returns based on the price of bitcoin and an investment in the Fund because of the additional costs related to futures investing, and other fund expenses.

Position limits, accountability levels and dynamic price fluctuation limits, page 13

19.   Refer to your response to comment 28. Please explain how the Dynamic Circuit Breaker fits within the context of the dynamic price fluctuation limit discussion, for example, whether the Dynamic Circuit Breaker is a type of dynamic price fluctuation limit. Also explain what you mean by "89 events" and define "hard limit move" and explain how it works.

The price relationship between the Benchmark Component Futures Contracts, page 14

20.   Refer to your response to comment 27 and your disclosure regarding periods during which certain contract combinations were in a state of contango 92% of the time. Please discuss and quantify the contango risk in your summary and explain to us why periods when certain combinations of contracts were in a state of contango 92% of the time resulted in positive average roll yields.

The Fund is not a registered investment company, so you do not have the protections of the Investment Company Act of 1940, page 16

21.   Please list the specific Investment Company Act protections that investors will not receive and explain them to the extent necessary.

The Fund is newly formed and may not be successful in implementing its investment objective or attracting sufficient assets, page 19

22.   Refer to your response to comment 18. Please discuss how your timing in reaching the market relative to other bitcoin futures-based ETFs could have a detrimental effect on the scale of the fund. Address that every time a new bitcoin futures-based ETF has launched, it ended up having lower net assets than those ETFs that launched before it.

The NYSE Arca may halt trading in the Shares which would adversely impact your ability to sell Shares, page 19

23.   Refer to your response to comment 29. Please briefly explain the "market conditions" that could lead NYSE Arca to halt trading in the shares. Additionally, state, if true, that NYSE Arca may halt trading if there is insufficient trading in BTC or MBT Contracts.

<u>The Fund may become leveraged, page 21</u>

24.   Refer to your response to comment 3. Please state that the NYSE Arca rule approved by the SEC under which your shares will be listed and traded prescribes that the Fund's investments may not be used to enhance leverage.

<u>The price of bitcoin can be volatile which could cause large fluctuations, page 22</u>

25.   Refer to your response to comment 30. Discuss price swings for both bitcoin and bitcoin futures contracts for all periods; the single day price decline that occurred on September 7, 2021; and update and quantify recent price declines in subsequent amendments.

<u>Operation of the Fund, page 26</u>

26.   Refer to your response to comment 33. We are unable to locate the revisions you discuss. Please clarify under what circumstances you will hold BTC contracts versus MBT contracts.

<u>Bitcoin Futures Contracts, page 27</u>

27.   Refer to your response to comment 36. Please describe in detail how the CME CF Bitcoin Reference Rate is calculated. Explain how it "aggregates trade flow"; identify the "specified bitcoin spot exchanges" and explain how they are selected; and describe the "calculation window."

<u>Other Non-Contractual Payments by the Fund, page 32</u>

28.   Refer to your response to comment 40. Please explain to us why the Fund paying for brokerage commissions does not reduce net asset value and taxable gains will not decrease net asset value. To the extent either of these expenses could decrease net asset value please add a risk factor as requested in our comment.

<u>Calculating NAV, page 34</u>

29.   You state that in determining the value of Bitcoin Futures Contracts, the Administrator uses the BTC Contract settlement price on the exchange on which the contract is traded, except that the "fair value" of Bitcoin Futures Contracts may be used when those contracts close at their price fluctuation limit for the day. Please tell us how your intended calculation of net asset value is consistent with GAAP. In this regard:
   • tell us which market you have identified as your principal or most advantageous market as stipulated in ASC 820-10-35-5 and 35-5A; and
   • explain how your GAAP net asset value will be calculated when a Bitcoin Futures Contract closes at its price fluctuation limit. Clarify whether the fair value determination of these contracts will be based on closing prices that include or exclude price fluctuation limits.
   Reference the accounting literature you rely upon to support your position.

30.   Refer to your response to comment 41. Please explain to us the statement "[t]he MBT Contract settlement price is not used in the NAV calculation because the MBT settlement price is the same as the BTC settlement price." It appears that, while the MBT settlement price is proportionally the same as the BTC settlement price, these settlement prices are different because these contracts represent different amounts of bitcoin. Please also revise the last sentence of the risk factor "The Net Asset Value calculation of the Fund may be overstated or understated" on page 17 to clarify that, as stated on page 34, when a bitcoin futures contract has closed at its price fluctuation limit the Fund will use the daily CME settlement price for the determination of NAV.

Determination of Required Deposits, page 35

31.   Refer to your response to comment 42. Please remove statements here and on page 36 that creation and redemption transactions may be settled with bitcoin futures.

Exhibits

32.   Refer to your response to comment 7. Please file the FCM agreements as exhibits or provide your analysis why these are not required to be filed under Item 601(b)(10) to Regulation S-K.

        You may contact David Irving at 202-551-3321 or Sharon Blume, Accounting Branch Chief, at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or J. Nolan McWilliams, Acting Legal Branch Chief, at 202-551-3217 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Finance

cc: Tom Conner